Sun Life Financial increases quarterly dividend by 24 per cent to 21 cents per share

Toronto - - January 29, 2004 - - The Board of Directors of Sun Life Financial Inc. (NYSE, TSX: SLF) today announced a quarterly shareholder dividend of 21 cents per common share, payable March 31, 2004, to shareholders of record at close of business on February 25, 2004. This represents an increase of 24 per cent, or 4 cents a share from the 17 cents paid in the previous quarter.

Donald A. Stewart, Chief Executive Officer said, “This dividend increase is a result of our strong 2003 financial performance, continued capital strength and positive outlook for 2004.”

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2003, the Sun Life Financial group of companies had total assets under management of CDN$359.0 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to Editors: All figures in Canadian dollars.

- 30 -

Media Relations Contact:
Nicholas Thomas
Director, Media and External Relations
Tel: 416-979-6070
nicholas.thomas@sunlife.com

Investor Relations Contact:	Shareholder Services Contact:
Tom Reid	Jo-Anne Archibald
Vice-President, Investor Relations	Director, Shareholder Services
Tel: 416-204-8163	Tel: 416-979-4108
investor.relations@sunlife.com	jo-anne.archibald@sunlife.com